Wilson Sonsini Goodrich & Rosati
Professional Corporation
650 Page Mill Road
Palo Alto, CA 94304-1050
O: 650.493.9300
f: 650.493.6811
January 26, 2024
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F Street, N.E.
Washington, D.C. 20549-3720

Attn:	Patrick Kuhn
Theresa Brillant
Nicholas Nalbantian
Dietrich King

Re:	Ibotta, Inc.
Draft Registration Statement on Form S-1
Submitted December 11, 2023
CIK 0001538379
Ladies and Gentlemen:
On behalf of our client, Ibotta, Inc. (the “Company”), we submit this letter in response to the comments contained in the letter dated January 11, 2024 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission relating to the above referenced Draft Registration Statement on Form S-1 as filed by the Company on December 11, 2023 (the “Registration Statement”). We are concurrently submitting via EDGAR this letter and an updated draft of the Registration Statement (the “Submission No. 3”).
In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except for the page references contained in the comments of the Staff, or as otherwise specifically indicated, page references herein correspond to the page numbers of Submission No. 3.

Draft Registration Statement on Form S-1 Submitted December 11, 2023
Note 11: Redeemable Convertible Preferred Stock, Common Stock, Restricted Stock Purchase and Common Stock Warrants
Common Stock Warrants, page F-26
1.We note your response to prior comment 5. Please tell us how you determined whether Walmart is considered your customer in these arrangements. Refer to ASC 606-10-32-25.
In response to the Staff’s comment, the Company respectfully advises the Staff that in consideration of Accounting Standards Codification (“ASC”) 606-10-32-25, the Company does not consider the common stock purchase warrants (“Warrants”) issued to Walmart to be consideration payable to a customer because, as further discussed below, neither Walmart nor Walmart’s customers are customers of Ibotta. Rather, Ibotta’s customers are the consumer packaged goods (“CPG”) brands which Ibotta invoices for the cash back offers redeemed on the Ibotta Performance Network (“IPN”) and the Company’s customer contracts with CPG brands do not specifically relate to Walmart but rather, broadly to all consumers of the applicable CPG brand.

ASU 2019-08 specifies that awards issued as consideration to a customer are recognized as a reduction in the transaction price. ASC 606-10-15-3 also states a contract is within the scope of ASC 606, Revenue from Contracts with Customers (“ASC 606”) if the counterparty to the contract is a customer and defines a customer as “a party that has contracted with an entity to obtain goods or services that are an output of the entity’s ordinary activities in exchange for consideration”. The Company believes that Walmart is not a customer because Ibotta is the customer and Walmart is the vendor. As background, the Warrants were issued in connection with a commercial agreement which was entered into between Ibotta and Walmart (the “Commercial Agreement”). Under the Commercial Agreement, Walmart is acting as a vendor because Walmart is providing access to its customers (i.e., akin to referrals) such that those customers may benefit from the Ibotta platform via cash back offers from its customers, the CPG brands. In exchange for the access Walmart provides Ibotta, Ibotta is providing Walmart with the Warrants.

Under Ibotta’s revenue contracts with CPG brands, Ibotta is responsible for contracting the cash back offers with CPG brands, launching the offers on the IPN, billing, and collecting funds. Ibotta then provides Walmart’s customers with cash back offers when they purchase certain CPG products from Walmart, whether online or in-store. The cash back offers to Walmart’s customers are sourced from and paid for by CPG brands. Ibotta recognizes redemption revenue from the CPG brands net of any consumer cash back offers redeemed on the IPN as Ibotta acts as the agent in the transaction. Cash back offers redeemed on Walmart mediums (e.g., in-store, online and mobile app) are invoiced by Walmart to Ibotta and paid to Walmart on agreed to payment terms independent of Ibotta’s contracts with CPG brands. As an illustrative example, if a Walmart customer purchases a $5.00 box of Brand A cereal with a $1.30 cash back consumer offer, the Walmart customer will pay Walmart $5.00 and receive a $1.30 Walmart cash reward; Walmart will invoice Ibotta $1.30 with respect to the consumer offer/cash reward; Ibotta will invoice Brand A (Ibotta’s customer) $2.10; and Ibotta’s redemption revenue will be the difference between the invoice to Brand A and the consumer offer, or $0.80 ($2.10 minus $1.30). Walmart is not responsible for funding or paying Ibotta for any of the redemptions that occur on their medium.

If you have any questions or comments regarding this letter and the responses set forth above, please direct the questions to me at (650) 320-4597 or mbaudler@wsgr.com.

/s/ Mark Baudler
Mark Baudler
Wilson Sonsini Goodrich & Rosati, P.C.

cc:	Bryan Leach, Ibotta, Inc.
Sunit Patel, Ibotta, Inc.
John Jackson, Ibotta, Inc.
Melissa Rick, Wilson Sonsini Goodrich & Rosati, P.C.
Rachel Nagashima, Wilson Sonsini Goodrich & Rosati, P.C.
David Boston, Willkie Farr & Gallagher LLP
Tej Prakash, Willkie Farr & Gallagher LLP